

Mail Stop 3628

November 13, 2009

<u>Via Facsimile (312-862-2200) and U.S. Mail</u>

Dennis M. Myers, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

RE: YRC Worldwide Inc.
Registration Statement on Form S-4
File No. 333-162981
Schedule TO-I
Filed November 9, 2009
File No. 005-36095

Dear Mr. Myers:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the registration statement listed above, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

1.   As we discussed in our telephone call on November 13, 2009, please amend the exchange offer to provide that the offer will be open at least through midnight on December 8, 2009, the twentieth business day.

Form S-4

Summary Offering Table

2.   We refer you to footnote 3 of the table. Please reconcile the second and last sentences of the footnote or provide additional clarifying language. In addition, we refer you to the fifth and sixth sentences. Please advise how the Company is permitted under the various indentures to not make the November 25, 2009 interest payment. In addition, if the Company ultimately determines to make such interest payment, please advise as to your understanding of the applicability of Exchange Act Rule 14e-1(b) and 13e-4(e)(3).

Conditions to the Exchange Offers, page 68

3.   We note the disclosure in the first paragraph of this section where the Company states that it will not be required to accept for exchange old notes validly tendered pursuant to the exchange offers if certain listed conditions have not been satisfied, or are reasonably determined by the Company to have not been satisfied and, in the Company's reasonable judgment, such failure makes it inadvisable to proceed with the exchange offers. As the bidder, the Company has the right to waive any listed exchange offer condition. However, if a condition is "triggered," the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company's understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offers, the Company may be required to extend the offers and recirculate new disclosure to security holders. Please confirm the Company's understanding in your response letter.

4.   We note the language in the first whole paragraph on page 69, to the effect that "the failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the Company determines to proceed with the offer anyway, the Company has waived the offer condition. See our comment above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform target security holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

*   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Dennis M. Myers, P.C.
Kirkland & Ellis LLP
November 13, 2009
Page 4

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628. Please direct your request for acceleration of the registration statement to Chanda DeLong at (202) 551-3490.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions